Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS’

ORDINARY MEETING HELD ON FEBRUARY 28, 2023

1.Date, Time and Place: On February 28, 2023, at 11:00 a.m., at the branch of Suzano S.A. (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff e Rodrigo Calvo Galindo. Additionally, the following members of the Company’s Supervisory Board attended the meeting as guests, Messrs. Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes; Mr. José Vital, Kaique de Oliveira Fernandes da Silva and Mmes. Alessandra Arakaki and Flavia Mendonça, representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), the Company’s independent auditor. Walter Schalka, the Company’s President, Marcelo Bacci, Chief Financial, Investor Relations and Legal Officer, other members of the Executive Board and Mrs. Silvia Krueger Pela as Secretary.

3.Convening: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: Mr. David Feffer chaired the meeting, and Mrs. Silvia Krueger Pela served as secretary.

5.Agenda: Topics for Resolution: (i) Resolve on the Management Report and the Standalone and Consolidated Financial Statements of the Company and their respective Notes, all regarding the fiscal year ended on December 31, 2022, followed by the independent auditor’s report; (...) and (iii) resolve on the renewal of the Performance Bond Policy to be contracted by Itacel; (...). Topics for Information: (...).

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.	Presentation, discussions on the agenda and resolutions:

7.1Topics for Resolution:

“7.1.1. The Directors, unanimously and without reservations, (i) favorably resolved on the Management Report and the Standalone and Consolidated Financial Statements of the Company and their respective Notes, all regarding the fiscal year ended on December 31, 2022, considering the independent auditor’s report without reservations, and the favorable opinion of the Statutory Audit Committee regarding the subject; (ii) authorized the corresponding disclosure of those documents under the applicable regulations and legislation; and (iii) approved the submission of those documents for resolution by the Company’s Ordinary General Meeting, which convening shall be timely performed.

(...)

7.1.3.The Directors, unanimously and without reservations, approved the issuance of a performance bond policy to be contracted by Itacel - Terminal de Celulose de Itaqui S.A. (“Itacel”), a Company’s wholly-owned subsidiary, in order to guarantee the faithful compliance of all obligations contracted by Itacel under the Lease Agreement related to auction No. 03/2018 of ANTAQ, with the counter-guarantee of the Company for the Insurance Company engaged in a total indemnity amount of one hundred and eleven million, two hundred eighty-nine thousand, seven hundred and eighty-eight reais and forty-five cents (BRL 111,289,788.45). Additionally, the directors granted the executive board with delegation to carry out the annual renewal of insurances in the following years.

7.1.3.1. The Directors, unanimously and without reservations, decided to authorize and delegate powers to the Company’s Executive Board to practice all related and/or complementary acts that may be necessary and/or convenient to give effect to the resolution provided for in this item, as well as powers for annual renewal of this policy and contracting of its respective counter-guarantee, provided that the additional values are limited to the adjustment of the insured amounts, once this is a contractual obligation previously approved;

7.1.3.2. The Directors, unanimously and without reservations, decided to ratify all acts that have been practiced by the Company’s management in relation to the foregoing matters. Once the approval was completed, they moved on to the next item in the agenda.

(...)”

Closing: There being no further matters to be discussed, the meeting was closed. The minutes of Meeting were drawn up, read, and shall be signed in electronic form by all Directors present, and such signatures shall have effects retroactive to the date of the meeting.  It is recorded that the documents and presentation that supported the matters discussed in this meeting have been filed with the Governance Portal.

I certify that this is an extract of the minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, February 28, 2023.

Silvia Krueger Pela Secretary